UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________

SCHEDULE 13D/A
(Amendment No. 1)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Telanetix, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

879180107
(CUSIP Number)

Martin M. Hale, Jr.
570 Lexington Avenue
49th Floor
New York, New York 10022
(212) 751-8800
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 25, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Martin M. Hale, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) FF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 304,419,871 shares of common stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 304,419,871 shares of common stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 304,419,871 shares of common stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 84.2% (1)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)
The percentages used throughout this Schedule 13D are based upon the 361,487,820 shares outstanding (344,569,652 shares outstanding as reported in the Company’s PRER 14C filed on April  22, 2011 and the additional 16,918,168 shares issued to the Reporting Persons on April 25, 2011).

1	NAME OF REPORTING PERSON Hale Fund Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 101, 473,290 shares of common stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 101, 473,290 shares of common stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 101, 473,290 shares of common stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 28.1%
14	TYPE OF REPORTING PERSON* OO

1	NAME OF REPORTING PERSON Hale Fund Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 202,946,581 shares of common stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 202,946,581 shares of common stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON REPORTING PERSON 202,946,581 shares of common stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.1%
14	TYPE OF REPORTING PERSON (see instructions) OO

1	NAME OF REPORTING PERSON Hale Capital Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 202,946,581 shares of common stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 202,946,581 shares of common stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 202,946,581 shares of common stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 56.1%
14	TYPE OF REPORTING PERSON* PN

1	NAME OF REPORTING PERSON EREF-TELA, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 43,488,553 shares of common stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 43,488,553 shares of common stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 43,488,553 shares of common stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 12.0%
14	TYPE OF REPORTING PERSON* OO

1	NAME OF REPORTING PERSON HCP-TELA, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 202,946,581 shares of common stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 202,946,581 shares of common stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 202,946,581 shares of common stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 56.1%
14	TYPE OF REPORTING PERSON* OO

1	NAME OF REPORTING PERSON CBG-TELA, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 57,984,737 shares of common stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 57,984,737 shares of common stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 57,984,737 shares of common stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 16.0%
14	TYPE OF REPORTING PERSON* OO

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”).  This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 4.	PURPOSE OF TRANSACTION.

Item 4 is hereby amended to add the following:

Pursuant to the terms of the Purchase Agreement, if prior to July 2, 2012, the Issuer receives a notice that is it obligated to pay certain specified contingent liabilities the Issuer would be required to issue additional shares of Common Stock to the Purchasers.  The Issuer received such notice and was required to issue an aggregate of 16,918,168 shares of Common Stock to the Purchasers under the terms of the Purchase Agreement.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5(c) is hereby amended to add the following:

(c) On April 25, 2011, EREF, HCPT and CBG acquired 2,416,881, 11,278,779, and 3,222,508 shares of Common Stock, respectively, pursuant to the terms of the Purchase Agreement as more fully described in Item 4.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  April 27, 2011

EREF-TELA, LLC
By:	Hale Fund Management, LLC, its Manager

/s/ Martin M. Hale, Jr.
	Name	Martin M. Hale, Jr.
	Title:	Managing Member

HCP-TELA, LLC
By:	Hale Fund Management, LLC, its Managing Member

By:	/s/ Martin M. Hale, Jr.
	Name	Martin M. Hale, Jr.
	Title:	Managing Member

CBG-TELA, LLC
By:	Hale Fund Management, LLC, its Manager

By:	/s/ Martin M. Hale, Jr.
	Name	Martin M. Hale, Jr.
	Title:	Managing Member

HALE FUND MANAGEMENT, LLC

By:	/s/ Martin M. Hale, Jr.
	Name	Martin M. Hale, Jr.
	Title:	Managing Member

HALE FUND PARTNERS, LLC,

By:	/s/ Martin M. Hale, Jr.
	Name	Martin M. Hale, Jr.
	Title:	Managing Member

HALE CAPITAL PARTNERS, LP,
By:	Hale Fund Partners, LLC, its General Partner

By:	/s/ Martin M. Hale, Jr.
	Name	Martin M. Hale, Jr.
	Title:	Managing Member

MARTIN M. HALE, JR.

/s/ Martin M. Hale, Jr.
Individually